UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: April 29, 2021

Commission File Number: 001-38974

BIOPHYTIS S.A.

(Translation of registrant’s name into English)

Stanislas Veillet
Biophytis S.A.

Sorbonne University—BC 9, Bâtiment A 4ème étage

4 place Jussieu

75005 Paris, France

+33 1 44 27 23 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 29, 2021, Biophytis S.A. issued a press release announcing it was granted a non-dilutive funding of €980,000 from the public investment bank BPI France’s DeepTech program, for its MACA program of Macuneos (BIO201) in dry Age-Related Macular Degeneration (AMD).

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated April 29, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPHYTIS S.A.

Date: April 29, 2021	By:	/s/ Stanislas Veillet
Name: Stanislas Veillet
Title: Chairman and Chief Executive Officer